Exhibit 4

ADW Capital Partners L.P. Seeks Sale of Select Interior Concepts, Inc. to Maximize Value for Shareholders

NEW YORK, March 26th, 2019 - Adam Wyden of ADW Capital Partners, L.P. ("ADW Capital")(“the Fund”), a New York City based hedge fund, transmitted today a letter to the board of directors and management of Select Interior Concepts, Inc. (the “Company”) (NASDAQ:SIC) seeking a sale of the Company. ADW Capital along with its affiliates hold almost 10% of the Company and believe that a sale to a strategic / financial partner will help ensure that the Company maximizes the value of its assets.

Found below is the full text of Mr. Wyden’s letter to the Company:

March 26th, 2019

Select Interior Concepts

400 Galleria Parkway Suite 1760

Atlanta, GA 30339

Dear Board and Management of Select Interior Concepts (NasdaqCM:SIC),

As you are aware, ADW Capital Management LLC (“ADW”) is the advisor to the entities that own 2,514,900 shares of Select Interior Concepts (the "Company") representing an interest of roughly 9.73% in the Company. While we were aware of this Board and Management’s poor reputation among many legacy shareholders, we concluded that an investment in the Company offered one of the most asymmetric risk-reward opportunities we had seen in years. At ~12 per share, we believe the Company trades at a deep discount to its sum-of-the-parts value -- which we estimate is roughly $40 per share and growing.

We appreciate your taking the time to meet with us in February at the IBS show in Las Vegas. While the meeting reinforced our positive view of the Company's significant underlying asset value, we walked away with a concern that this Management Team lacks the public market experience to communicate the value of its two segments, and consequently, obtain the adequate cost of capital necessary to continue pursuing its “buy-and-build” strategy. As a result, we urge this Board to begin exploring a strategic alternatives process to maximize shareholder value immediately.

Our exhaustive due diligence process has uncovered what we believe to be a history of either deception and/or financial mismanagement, which we believe, has become endemic in the Company. To this end it is our belief that investors were lured into the Company’s December 2017 Rule 144a private placement transaction based on a fairy-tale projected FY18 EBITDA number and the promise of an “imminent IPO”. It is unsurprising that the Company’s stock price declined more than 50% three months after directly listing its shares without an IPO and then missing on the “promised” financial targets.

While the “Busted Rule 144a transaction” is emblematic, this Board and Management’s failure to ”communicate the story” is made abundantly clear with shares trading at an unprecedented discount to the Company’s sum-of-the-parts valuation. To ensure you a spot in the firmament of “failed communicators”, we will set forth why we believe the coveted assets within the Company are worth multiples of today’s market capitalization.

ASG Segment:	Market Data			Financial Data			Valuation
	Price	Market Cap	Enterprise Value	Sales - 2019E	EBITDA - 2019E	EBITDA Margin - 2019E	EV/EBITDA
	($/Share)	($M)	($M)	($M)	($M)	(%)	(x)
Company Name:
Floor & Decor Holdings (FND)	$39.87	$3,903.27	$4,048.57	$2,076.04	$234.55	11.3%	17.26	x
SiteOne Lanscape Supply (SITE)	$56.05	$2,298.05	$2,852.95	$2,343.72	$203.34	8.7%	14.03	x
Pool Corp. (POOL)	$158.35	$6,238.99	$6,887.09	$3,257.64	$392.12	12.0%	17.56	x
Average							16.29	x

ASG Segment (Ex. Corp G&A)
Sales - 2019E	$255.00
EBITDA - 2019E	$44.63
EBITDA Margin %	17.5%
EBITDA Multiple (x)	16.29	x
ASG Segment Value	$726.72
Value Per Share	$28.17

RDS Segment:	Market Data			Financial Data			Valuation
	Price	Market Cap	Enterprise Value	Sales - 2019E	EBITDA - 2019E	EBITDA Margin - 2019E	EV/EBITDA
	($/Share)	($M)	($M)	($M)	($M)	(%)	(x)
Company Name:
TopBuild (BLD)	$65.88	$2,286.03	$2,928.63	$2,593.23	$318.97	12.3%	9.18	x
Installed Building Products (IBP)	$46.81	$1,390.26	$1,753.26	$1,459.11	$180.37	12.4%	9.72	x
Howden Joinery	$6.50	$3,945.50	$3,640.80	$2,088.68	$373.07	17.9%	9.76	x
Beacon Roofing Supply (BECN)	$34.11	$2,333.12	$5,744.92	$7,209.57	$576.13	8.0%	9.97	x
Average							9.66	x

RDS Segment (Ex. Corp G&A)
Sales - 2019E	$365.00
EBITDA - 2019E	$43.80
EBITDA Margin %	12.0%
EBITDA Multiple (x)	9.66	x
RDS Segment Value	$423.03
Value Per Share	$16.40

As evidenced above, we believe the intrinsic value of the Company is far higher than the Company's trading price would indicate. After capitalizing net debt of $6.83 per share - we believe the ASG segment alone is worth conservatively over $21 per share, or 70% above today’s stock price. Indeed, ASG is the only consolidator of scale in the $5bn+ highly fragmented slab distribution industry. We believe the opportunity to continue consolidating the industry at compelling valuations is enormous and ASG would provide the most attractive platform to a strategic. Looking at public distribution companies with similar economics to ASG, none of these businesses trade for less than 14x EBITDA.

Moreover, we believe that the Company’s interior design installation service business is also significantly undervalued within SIC. Looking at TopBuild, Howden Joinery, Installed Building Products or Beacon Roofing Supply, these businesses are more capital intensive, with inferior economics/ROIC to RDS, yet trade at ~10x EBITDA. Applying the same multiple to RDS yields over ~$16 per share in value on top of ~$21 per share for ASG, or roughly $38 per share for the combined businesses including net debt and without crediting any growth going forward.

How do we narrow the value gap?

The tremendous valuation disconnect is indicative of a broken stock in the public markets. We believe that the market is heavily discounting the value of SIC’s assets due to a lack of trust in Management. We believe the issue at hand is circular. Without engaging new investors by properly communicating the value of the Company’s underlying assets, Management can’t provide liquidity to the “Rule 144a Transaction” investors “who never got their deal” and in turn, eliminate the valuation disconnect – which is a requirement for successful execution of a public “buy and build” strategy.

Moreover, since interest rate hike fears abated last week, TopBuild and Installed Building Products have rallied ~475bps and ~753bps respectively while SIC’s share price declined ~980bps over the same period --- WHILE THE COMPANY WAS ACTIVELY DOING INVESTOR OUTREACH! -- further elucidating our belief that investors have become increasingly distrustful of this Management team. Without the right cost of capital, we have to ask ourselves why are we even taking on the additional risk / cost of being a public company?

We were further appalled to hear from others about this Management Team’s unprofessional behavior during certain recent investor meetings. The use of profanity and “forgetting” key financial figures indicate to us that this Management Team is unprepared/unqualified to run a public company. We believe it is an irresponsible breach of the Board’s fiduciary duties for these executives to remain employed by the Company.

We believe that Management, the Board, and SIC’s exiting Private Equity sponsor have broken the trust between this Company and the public markets. We further believe this irreparable damage will hinder the Company’s growth opportunity by limiting its ability to raise non-dilutive equity capital at a sensible valuation to continue fueling consolidation in the ASG & RDS businesses. As such, we see no reason for this Company to remain public / limit the growth opportunities of its coveted assets. The only path forward remains a pursuit of a strategic alternatives process to maximize shareholder value immediately.

Sincerely,

Adam D. Wyden

Managing Member of ADW Capital Partners, L.P.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of ADW Capital Partners and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information. ADW Capital Partners does not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

SOURCE: ADW Capital Partners, L.P.

For further information:

Adam D. Wyden,

tel: 646-684-4086

e-mail: adam@adwcapital.com